MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FIRST QUARTER ENDED MARCH 31, 2020
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated May 4, 2020, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three months ended March 31, 2020. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2019 and the related MD&A included in the 2019 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy”, "superior" or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.
For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs more than 4,800 people. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
FIRST QUARTER 2020 HIGHLIGHTS

OPERATING PERFORMANCE

•
Attributable gold production from continuing operations was 170,000 ounces, down 3,000 ounces from the same prior year period, and down 9,000 ounces from the fourth quarter 2019. Production at the end of the quarter was impacted by the Company's COVID-19 response, including the self-confinement of Essakane and Rosebel, and the placement of Westwood on care and maintenance following provincial directives.

•
Attributable gold sales from continuing operations were 159,000 ounces, down 19,000 ounces from the same prior year period, and down 25,000 ounces from the fourth quarter 2019. Gold sales were lower at Essakane, reflecting the postponement of sales at the quarter-end due to the global COVID-19 crisis, while Westwood was impacted by being placed on care and maintenance in response to provincial directives.

•	Cost of sales[2] from continuing operations was $1,054 per ounce, up 10% from the same prior year period, and up 16% from the fourth quarter 2019.

•	All-in sustaining costs[3] from continuing operations were $1,230 per ounce, up 12% from the same prior year period, and up 5% from the fourth quarter 2019.

•	Total cash costs[3] from continuing operations were $993 per ounce, up 12% from the same prior year period, and up 5% from the fourth quarter 2019.
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1
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2
Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel and Westwood on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

•	Gold margin[1] from continuing operations was $610 per ounce, up $190 per ounce from the same prior year period, and up $74 per ounce from the fourth quarter 2019.
FINANCIAL RESULTS

•	Revenues were $274.5 million, up $23.5 million from the same prior year period, and down $18.9 million from the fourth quarter 2019, reflecting an average realized gold price of $1,603 per ounce sold.

•	Gross profit was $31.9 million, up $32.8 million from the same prior year period, and down $9.2 million from the fourth quarter 2019.

•
Net loss from continuing operations attributable to equity holders was $34.4 million, or $0.07 per share, compared to net loss from continuing operations of $40.7 million, or $0.09 per share in the same prior year period, and compared to net loss from continuing operations of $303.8 million, or $0.65 per share in the fourth quarter 2019. The net loss from continuing operations attributable to equity holders for the first quarter 2020 was primarily due to losses on the embedded derivatives related to the Rosebel power purchase agreement and the Senior Notes.

•
Adjusted net loss from continuing operations attributable to equity holders[1] was $4.9 million, or $0.01 per share[1], compared to adjusted net loss from continuing operations[1] of $6.9 million, or $0.01 per share[1] in the same prior year period, and compared to adjusted net earnings from continuing operations[1] of $3.8 million, or $0.01 per share[1] in the fourth quarter 2019.

•	Net cash from operating activities was $44.0 million, up $35.2 million from the same prior year period, and down $218.5 million from the fourth quarter 2019.

•	Net cash from operating activities before changes in working capital[1] was $72.8 million, up $39.0 million from the same prior year period, and down $153.4 million from the fourth quarter 2019.

•
Cash, cash equivalents, short-term investments and restricted cash totaled $829.8 million at March 31, 2020. Cash and cash equivalents were $795.0 million, short-term investments were $7.2 million and restricted cash was $27.6 million. $499.6 million was available under the credit facility.

STRATEGIC DEVELOPMENTS
Global COVID-19 Crisis

•
In response to the global COVID-19 crisis, the Company immediately activated appropriate committees at its various offices and operations world-wide to ensure a coordinated response encompassing operations, projects, exploration, and corporate offices. This enabled the timely assessment and implementation of protocols to mitigate risk to employees, contractors and local communities, including protocols aimed at complying with government-imposed restrictions and reducing the impact of supply chain disruptions. The impact of the crisis on the Company’s business was not significant in the first quarter of 2020. Although precautionary self-confinement measures were taken at Essakane and Rosebel in late March, production continued uninterrupted. Six days of care and maintenance at Westwood in the quarter had a limited impact on production. The continuing global COVID-19 crisis is expected to continue to affect the Company’s operations, including incremental costs and productivity impacts due to measures in place and new protocols implemented. While the precise impact continues to evolve, the impact could be significant in future periods, affecting the Company’s guidance for future years. For 2020, primarily due to the crisis, the Company has lowered its total attributable gold production and capital expenditure guidance and revised upwards its cost of sales per ounce sold, total cash costs[1] per ounce produced, and all-in sustaining costs[1] per ounce sold guidance. In response to the global COVID-19 crisis, the Company has taken extensive steps to protect the health and safety of employees, contractors and local communities. This included training on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment. In addition, the number of sleeping quarters and handwashing stations at the mine sites was increased, temperature checks are performed and equipment is cleaned frequently. The Company is working closely with both host communities and local governments to safeguard vulnerable communities against COVID-19 through food security, medical equipment donations and contributions to COVID-19 relief programs. The Company is reviewing various Federal and Provincial COVID-19 related support programs to determine eligibility and impact.

Organizational Changes

•	P. Gordon Stothart was appointed President and Chief Executive Officer and joined the Board of Directors, effective March 1, 2020.

•	Bruno Lemelin was appointed to the role of Senior Vice President, Operations & Projects, with oversight of all operational and project development activities across the Company.

•
Oumar Toguyeni was appointed to the role of Senior Vice President, International Affairs & Sustainability, with the primary objective of managing the Company's relationships with governments and other stakeholders in West Africa and South America.

Financial

•
The Company lowered its total attributable gold production guidance to the range of 685,000 to 740,000 ounces, lowered its capital expenditure guidance to $345 million (±5%), revised upwards its cost of sales per ounce sold guidance to the range of $955 to $995, revised upwards its total cash costs[1] per ounce produced guidance to the range of $920 to $960, and revised upwards its all-in sustaining costs[1] per ounce sold guidance to the range of $1,195 to $1,245 primarily due to the impact of the global COVID-19 crisis.

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

•
On February 26, 2020, the Company further amended its $500 million credit facility with a maturity date of January 31, 2023. These amendments included, among other things, extending $447 million of credit available under the credit facility agreement to a maturity date of January 31, 2024.

•	The Company acted on its financial risk mitigation strategies by executing currency hedges and fuel hedges due to favourable market conditions relative to internal planning rates.
Exploration

•
The Company announced an updated mineral resource estimate for the Pitangui Project in Brazil, comprising 3.33 million tonnes of indicated resources grading 4.39 g/t Au for 470,000 ounces and 3.56 million tonnes of inferred resources grading 3.78 g/t Au for 433,000 ounces.

Development and Operations

•
Mining activities continued at Saramacca with the construction of mine site facilities, water management infrastructure, site roads and the preparation of waste dumps. The delivery and commissioning of the hauling fleet and mining equipment also continued during the quarter. Construction of the haul road progressed with the road connection completed in the first quarter 2020 and ore from Saramacca was delivered to the Rosebel mill using the substantially completed haul road.

•	The Company continued to de-risk the Côté Gold Project, approaching 60% completion of the detailed project engineering as at March 31, 2020.

•
The Company announced that the Government of the Republic of Senegal approved the mining permit application for the Boto Gold Project for an initial 20-year period. The receipt of the mining permit positions the Project for a development decision and eventual production.

•
The Company's Westwood Gold Mine in Canada was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the global COVID-19 crisis as mining was considered a non-essential business. Subsequently, on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business.

•
The Rosebel mine in Suriname and the Essakane mine in Burkina Faso were moved into self-confinement on March 22, 2020 and March 24, 2020, respectively, to better protect employees and communities, and to support the continuity of these operations. The Government of Burkina Faso subsequently imposed a curfew and limited movement in the country by placing a number of locations, including Ouagadougou and Essakane under administrative quarantine. Although the Essakane mine was placed under administrative quarantine on April 8, 2020, production has continued uninterrupted.

Subsequent to the Quarter

•
On April 22, 2020, Rosebel Gold Mines N.V. ("Rosebel") signed an Unincorporated Joint Venture (“UJV”) agreement with Staatsolie Maatschappij Suriname N.V. (“Staatsolie”) relating to the concession areas within the UJV Area of Interest, which includes Saramacca. The UJV excludes the existing gross Rosebel mining concession, which is 95% owned by Rosebel and 5% owned by the Republic of Suriname. Rosebel holds a 70% participating interest and Staatsolie holds a 30% participating interest in the UJV on behalf of the Republic of Suriname. Staatsolie has paid Rosebel an initial amount of $34.0 million toward an aggregate owing of $54.9 million for all operating and capital expenses related to the Saramacca Project. The remaining amount will be paid out of Staatsolie’s gold entitlement.

UPCOMING GROWTH CATALYSTS

•
The Company continues the strategic review of its growth projects: Côté Gold and Boto Gold. The Company is well positioned for growth, with a strong reserve and resource base, robust balance sheet and skilled workforce.

•
The Company expects to complete an updated life of mine plan for Westwood and accompanying National Instrument 43-101 Technical Report, by mid-year 2020. The report is expected to outline the details of a safe, profitable and long life mine plan.

•
The Company continues to advance various ongoing and planned delineation and resource evaluation drilling programs at selected projects including the Nelligan Gold, Monster Lake and the Rouyn Gold Projects in Quebec, the Gosselin discovery on the Côté Gold property in Ontario, and the Karita Gold discovery in Guinea.

FIRST QUARTER 2020 SUMMARY

FINANCIAL

•
Revenues from continuing operations for the first quarter 2020 were $274.5 million up $23.5 million or 9% from the same prior year period. The increase was primarily due to a higher realized gold price ($50.3 million) and higher sales volume at Westwood ($4.5 million), partially offset by lower sales volume at Essakane ($25.8 million) and Rosebel ($6.2 million).

•
Cost of sales from continuing operations for the first quarter 2020 was $242.6 million, down $9.3 million or 4% from the same prior year period. The decrease was primarily due to lower operating costs and depreciation expense partially offset by higher royalty expense as a result of an increase in the gold price. Operating costs were lower primarily due to higher capitalized stripping due to pushbacks at Essakane and Rosebel, a build of finished goods at Essakane, reflecting the postponement of gold sales at the quarter-end due to the global COVID-19 crisis, partially offset by a drawdown of lower grade ore stockpiles to supplement ore feed at Rosebel.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

•
Depreciation expense from continuing operations for the first quarter 2020 was $63.4 million, down $5.2 million or 8% from the same prior year period. The decrease was primarily due to lower depreciation at Westwood resulting from the impairment charge recorded in the fourth quarter 2019.

•
Income tax expense for the first quarter 2020 was $3.6 million, up $2.2 million from the same prior year period. Income tax expense for the first quarter 2020 comprised current income tax expense of $8.9 million (March 31, 2019 - $9.7 million) and deferred income tax recovery of $5.3 million (March 31, 2019 - recovery of $8.3 million). The increase in income tax expense was due to a lower deferred tax recovery primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

•
Net loss from continuing operations attributable to equity holders for the first quarter 2020 was $34.4 million, or $0.07 per share, compared to net loss of $40.7 million, or $0.09 per share in the same prior year period. The decrease in net loss was primarily due to higher gross profit ($32.8 million) and lower other expenses ($19.1 million), partially offset by lower interest income, derivatives and other investment gains (losses) ($35.6 million) primarily due to losses on the embedded derivatives related to the Rosebel power purchase agreement and the Senior Notes.

•
Adjusted net loss from continuing operations attributable to equity holders[1] was $4.9 million, or $0.01 per share[1], compared to adjusted net loss from continuing operations[1] of $6.9 million, or $0.01 per share[1] in the same prior year period.

•
Net cash from operating activities for the first quarter 2020 was $44.0 million, up $35.2 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($35.3 million).

•	Net cash from operating activities before changes in working capital[1] for the first quarter 2020 was $72.8 million, up $39.0 million from the same prior year period.

•
Cash, cash equivalents, short-term investments and restricted cash were $829.8 million at March 31, 2020, down $35.0 million from December 31, 2019. The decrease was due to spending on property, plant and equipment ($67.5 million), partially offset by cash generated from operating activities ($44.0 million).

OPERATIONS

•
The DART rate[2], representing the frequency of all types of serious injuries across all sites and functional areas for the first quarter 2020 was 0.65, above the Company's target of 0.57. The Company continues the implementation of several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

•
In response to the global COVID-19 crisis, the Company has taken extensive steps to protect the health and safety of employees and contractors. This included training on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment. In addition, the number of sleeping quarters and handwashing stations at the mine sites was increased, temperature checks are performed and equipment is cleaned frequently.

•
Attributable gold production from continuing operations was 170,000 ounces for the first quarter 2020, down 3,000 ounces from the same prior year period. The decrease was primarily due to lower grades at Essakane as a result of mine sequencing (6,000 ounces), lower throughput at Rosebel as ore feed was supplemented from lower grade ore stockpiles and higher grade mill pebbles as mining activity focused on achieving strategic pushbacks (4,000 ounces), partially offset by increased throughput at Westwood due to the ramp up of mining activity compared to the reduced activity resulting from increased seismicity in the fourth quarter 2018 (7,000 ounces).

•
Attributable gold sales from continuing operations were 159,000 ounces for the first quarter 2020, down 19,000 ounces from the same prior year period. The decrease was due to lower sales at Essakane (18,000 ounces) and Rosebel (4,000 ounces) partially offset by higher sales at Westwood (3,000 ounces).

•
Cost of sales[3] per ounce from continuing operations for the first quarter 2020 was $1,054, up 10% from the same prior year period primarily due to lower sales volume and higher royalties as a result of an increase in the gold price.

•
Total cash costs[1] per ounce produced from continuing operations for the first quarter 2020 were $993, up 12% from the same prior year period primarily due to lower production volume and higher royalties as a result of an increase in the gold price.

•
All-in sustaining costs[1] per ounce sold from continuing operations for the first quarter 2020 were $1,230, up 12% from the same prior year period. The increase was primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures.

•
While there was no impact on total cash costs[1] and all-in sustaining costs[1] from continuing operations for the first quarter 2020, the first quarter 2019 included a reduction of $61 per ounce produced and $60 per ounce sold, respectively, for the normalization of costs due to abnormally low production at Westwood.

•
Included in total cash costs[1] and all-in sustaining costs[1] from continuing operations for the first quarter 2020 were realized derivative losses from hedging programs of $9 per ounce produced and $12 per ounce sold, respectively (2019 - $2 gain and $2 gain).

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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

3
Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	March 31, 2020	December 31, 2019
Cash and cash equivalents	$795.0	$830.6
Short-term investments	$7.2	$6.1
Restricted cash	$27.6	$28.1
Total assets	$3,863.6	$3,862.1
Long-term debt	$419.1	$408.5
Available credit facility	$499.6	$499.6

	Three months ended March 31,
Financial Results ($ millions, except where noted)	2020	2019
Continuing Operations
Revenues	$274.5	$251.0
Cost of sales	$242.6	$251.9
Gross profit (loss)	$31.9	$(0.9)
Net loss from continuing operations attributable to equity holders of IAMGOLD	$(34.4)	$(40.7)
Net loss from continuing operations attributable to equity holders of IAMGOLD ($/share)	$(0.07)	$(0.09)
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD[1]	$(4.9)	$(6.9)
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD ($/share)[1]	$(0.01)	$(0.01)
Net cash from operating activities	$44.0	$8.8
Net cash from operating activities before changes in working capital[1]	$72.8	$33.8
Key Operating Statistics
Gold sales – attributable (000s oz)	159	178
Gold production – attributable (000s oz)	170	173
Average realized gold price[1] ($/oz)	$1,603	$1,308
Cost of sales[2] ($/oz)	$1,054	$962
Total cash costs[1] ($/oz)	$993	$884
All-in sustaining costs[1] ($/oz)	$1,230	$1,103
Gold margin[1] ($/oz)	$610	$420

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2
Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

OUTLOOK

IAMGOLD Full Year Attributable Guidance	Revised[1]	Previous[2]
Essakane (000s oz)	350 – 370	365 – 385
Rosebel (000s oz)	250 – 270	245 – 265
Westwood (000s oz)	85 – 100	90 – 110
Total attributable production (000s oz)	685 - 740	700 - 760

Cost of sales[3] ($/oz)	$955 - $995	$900 - $950

Total cash costs[4,5] ($/oz)	$920 - $960	$840 - $890

All-in sustaining costs[4,5] ($/oz)	$1,195 - $1,245	$1,100 - $1,150

1.
The revised outlook is based on 2020 full year assumptions with an average realized gold price of $1,500 per ounce, U.S.$ / Canadian $ exchange rate of 1.40, € / U.S.$ exchange rate of 1.12 and average crude oil price of $35 per barrel.

2.
The previous outlook was based on 2020 full year assumptions with an average realized gold price of $1,350 per ounce, U.S.$ / Canadian $ exchange rate of 1.30, € / U.S.$ exchange rate of 1.15 and average crude oil price of $62 per barrel.

3.	Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).

4.	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

5.	Consists of Essakane, Rosebel, and Westwood on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company lowered its 2020 total attributable gold production guidance to the range of 685,000 to 740,000 ounces from 700,000 to 760,000 ounces primarily due to the impact of the global COVID-19 crisis at Essakane and Westwood.
The Company is expected to incur incremental costs including charter flights for gold shipments, increased number of sleeping quarters, adjusted work schedules and transport, expediting key supplies, additional security and screening measures, and personal protective equipment to protect the Company's workforce. Higher royalty expenses are expected due to the higher gold price expected in the year.
The Company revised upwards its 2020 cost of sales per ounce sold guidance to the range of $955 to $995 from $900 to $950 primarily due to the global COVID-19 crisis resulting in lower sales volume relative to the initial guidance.
The Company revised upwards its 2020 total cash costs1 per ounce produced guidance to the range of $920 to $960 from $840 to $890 primarily due to the global COVID-19 crisis resulting in lower production volume relative to the initial guidance.
The Company revised upwards its 2020 all-in sustaining costs1 per ounce sold guidance to the range of $1,195 to $1,245 from $1,100 to $1,150 primarily due to the global COVID-19 crisis resulting in a decrease in sales volume.
DEPRECIATION EXPENSE
Depreciation expense in 2020 is expected to be in the range of $250 million to $260 million, down $10 million from the previous guidance.
INCOME TAXES
The Company expects to pay cash taxes in the range of $30 million to $45 million in 2020. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes; and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.
CAPITAL EXPENDITURES OUTLOOK

	Revised			Previous
($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total
Essakane	$40	$80	$120	40	100	140
Rosebel	60	55	115	55	60	115
Westwood	25	15	40	25	25	50
	125	150	275	120	185	305
Côté Gold (70%)	—	45	45	—	35	35
Boto Gold	—	25	25	—	30	30
Total[3,4,5] (±5%)	$125	$220	$345	120	250	370

1	Sustaining capital includes capitalized stripping of $15 million for Rosebel.

2	Non-sustaining capital includes capitalized stripping of $65 million for Essakane (previously $80 million) and $30 million for Rosebel (previously $35 million).

3	Includes $16 million of capitalized exploration and evaluation expenditures (previously $11 million). Refer to the Exploration section of this MD&A.

4	Capitalized borrowing costs are not included.

5	In addition to the above capital expenditures, $20 million in total principal lease payments are expected.
The Company reduced its 2020 capital expenditure guidance by $25 million to $345 million (±5%). Non-sustaining capital expenditures decreased by $30 million and sustaining capital expenditures increased by $5 million compared to the previous guidance. The $30 million decrease in non-sustaining capital expenditures was primarily due to a reduction in capitalized stripping ($10 million) and timing of spend on other projects ($5 million) at Essakane, timing of spend on the Saramacca Project ($5 million), and lower development at Westwood ($10 million), partially offset by higher expected capital expenditures to continue progressing the Early Works program at the Côté Gold Project ($10 million).
OUTLOOK FOR 2021
Although guidance for 2021 remains unchanged at this time, it is under review given the current global uncertainty with respect to the spread of COVID-19 and the effect it may have on the Company’s operations. The Company expects 2021 attributable gold production to be in the range of 760,000 to 840,000 ounces, approximately 12% higher than the expected 2020 production levels. Capital expenditures, not inclusive of development projects, are expected to be approximately $250 million with the expected completion of the development of Saramacca in 2020 and lower capitalized stripping compared to 2020.

______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
The market price of gold closed at $1,609 per ounce at the end of the first quarter 2020. This represented an appreciation of approximately 24% from a year ago. During the first quarter 2020, gold rallied above $1,700 per ounce for the first time since 2012. Markets experienced uncharacteristic turbulence in the quarter as the global COVID-19 crisis caused broad disruption to the global economy. Though there were moments in the quarter where gold was sold off along with most other assets classes as markets initially diversified towards liquid assets such as cash, gold generally held firm. The price of gold is a key driver of the Company’s profitability.

	Three months ended March 31,
	2020	2019
Average market gold price ($/oz)	$1,583	$1,304
Average realized gold price[1] ($/oz)	$1,603	$1,308
Closing market gold price ($/oz)	$1,609	$1,295
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The Canadian dollar depreciated approximately 9% against the U.S. dollar in the first quarter. The sudden slowdown in global economic activity toward the end of the quarter, coupled with a broad disruption in financial markets, gave the U.S. dollar its safe-haven lift.
The Company has minimal exposure for euro denominated operational and capital expenditures in West Africa as it sells a portion of its gold in euros
The Company is forecasting foreign exchange cash flows of approximately C$220 million for the remainder of 2020. These exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. Refer to Financial condition - Market risk section for more information.
The price of Brent depreciated approximately 65%, while West Texas Intermediate (WTI) fell approximately 67% in the first quarter 2020. A couple of factors contributed to the destabilizing market conditions for crude oil. An abundance of oil supply in a setting where economic activity has slowed dramatically as a result of the global COVID-19 crisis, is one of the contributing factors. The disagreement between Saudi Arabia and Russia over production quotas and their subsequent decision to flood the market with more oil, was also a significant factor driving the price down at such an unprecedented pace in the first quarter 2020.
The Company expects its fuel consumption for the remainder of 2020 to be the equivalent of approximately 1.0 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. Refer to Financial condition - Market risk section for more information.

	Three months ended March 31,
	2020	2019
Average rates
U.S.$ / Canadian $	1.3444	1.3296
€ / U.S.$	1.1026	1.1357
Closing rates
U.S.$ / Canadian $	1.4120	1.3359
€ / U.S.$	1.1021	1.1228
Average Brent price ($/barrel)	$51	$64
Closing Brent price ($/barrel)	$23	$68
Average WTI price ($/barrel)	$46	$55
Closing WTI price ($/barrel)	$20	$60

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2020 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$12/oz	$12/oz	$14/oz
U.S.$ / Canadian $	$0.10	$12/oz	$12/oz	$18/oz
€ / U.S.$	$0.10	$14/oz	$14/oz	$16/oz

1	Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).

2
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel and Westwood on an attributable basis.

3	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.
QUARTERLY UPDATES

OPERATIONS
The table below presents gold sales attributable to the Company and average realized gold price1 per ounce sold.

	Attributable Gold Sales[1] (000s oz)		Average Realized Gold Price[2] ($/oz)
	Three months ended March 31,		Three months ended March 31,
	2020	2019	2020	2019
Continuing operations	159	178	$1,603	$1,308

1	Includes Essakane and Rosebel at 90% and 95%, respectively.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
The table below presents gold production attributable to the Company, cost of sales2 per ounce, total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2,3] ($ per ounce sold)
Three months ended March 31,	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations
Essakane (90%)	84	90	$970	$896	$909	$883	$1,054	$1,010
Rosebel (95%)	64	68	1,114	889	1,042	901	1,248	1,064
Westwood (100%)[4,5]	22	15	1,162	1,549	1,176	858	1,242	1,192
	170	173	$1,054	$962	$993	$888	$1,230	$1,103
Cost of sales[1] ($/oz)			$1,054	$962
Cash costs, excluding royalties					$920	$826
Royalties					73	62
Total cash costs[2]					$993	$888
All-in sustaining costs[2,3]							$1,230	$1,103

1
Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3	All-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 29.

4	Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the first quarter 2020 of $nil per ounce (2019 - $60 per ounce).

5
Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the first quarter 2020 of $nil per ounce (2019 - $61 per ounce produced and $60 per ounce sold, respectively).

______________________________

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2
Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

CAPITAL EXPENDITURES

	Three months ended March 31,
($ millions)	2020[1]	2019[1]
Sustaining
Essakane[2]	$5.6	$10.2
Rosebel[2]	6.8	11.1
Westwood	2.4	4.7
	$14.8	$26.0
Non-sustaining (Development/Expansion)
Essakane	$26.3	$20.2
Rosebel	13.7	9.2
Westwood	2.2	7.9
Total gold segments	42.2	37.3
Boto Gold Project	2.2	0.5
Côté Gold Project	8.3	6.4
	$52.7	$44.2
Total
Essakane	$31.9	$30.4
Rosebel	20.5	20.3
Westwood	4.6	12.6
Total gold segments	57.0	63.3
Boto Gold Project	2.2	0.5
Côté Gold Project	8.3	6.4
	$67.5	$70.2
Capitalized Stripping (Included in Sustaining and Non-sustaining)
Essakane[3]	$19.0	$10.4
Rosebel[3]	5.1	1.5
Total gold segments	$24.1	$11.9

1	Capital expenditures include cash expenditures for property, plant and equipment and exploration and evaluation assets.

2
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the first quarter 2020 were $5.0 million and $6.5 million, respectively (2019 - $9.2 million and $10.5 million).

3	Includes non-sustaining capitalized stripping for the first quarter 2020 of $19.0 million (2019 - $8.8 million) for Essakane and $5.1 million (2019 - $nil) for Rosebel.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2020	2019
Mine operating statistics
Ore mined (000s t)	3,953	3,247
Waste mined (000s t)	11,250	8,470
Total material mined (000s t)	15,203	11,717
Strip ratio[1]	2.8	2.6
Ore milled (000s t)	3,230	3,204
Head grade (g/t)	1.01	1.08
Recovery (%)	90	90
Gold production - (000s oz)	93	100
Attributable gold production - 90% (000s oz)	84	90
Gold sales - (000s oz)	83	102

Performance measures
Average realized gold price[2] ($/oz)	$1,604	$1,310
Cost of sales[3] ($/oz)	$970	$896
Cash costs[2] excluding royalties ($/oz)	$833	$823
Royalties ($/oz)	$76	$60
Total cash costs[2] ($/oz)	$909	$883
All-in sustaining costs[2] ($/oz)	$1,054	$1,010

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the 10% non-controlling interest).

Attributable gold production for the first quarter 2020 was lower by 7% compared to the same prior year period as ore feed was sourced from lower grade zones due to mine sequencing. Gold sales for the first quarter 2020 were lower by 19%, reflecting the postponement of gold sales at the quarter-end due to the global COVID-19 crisis.
Material mined in the first quarter 2020 was 30% higher compared to the same prior year period due to increased mining fleet and equipment availability combined with the utilization of contractors. Waste mined for the first quarter 2020 was 33% higher compared to the same prior year period as mining was focused on strategic pushbacks. The mill upgrade continued to progress in the quarter with engineering work being completed, project planning for the installation commenced and preliminary earthwork conducted to build access for the primary screen and the dust scrubber area.
Cost of sales per ounce sold for the first quarter 2020 were higher by 8% compared to the same prior year period primarily due to lower sales volume and higher royalties due to higher realized gold prices, partially offset by higher capitalized stripping resulting from strategic pushbacks and the build of low grade Heap Leach material stockpiles.
Total cash costs per ounce produced for the first quarter 2020 were higher by 3% compared to the same prior year period primarily due to lower production and higher royalties, partially offset by the higher capitalized stripping and the stockpile build up as noted above. Included in total cash costs for the first quarter 2020 was the impact of realized derivative losses from hedging programs of $9 per ounce produced (2019 - $3 gain).
All-in sustaining costs per ounce sold for the first quarter 2020 were higher by 4% compared to the same prior year period, primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs for the first quarter 2020 was the impact of realized derivative losses from hedging programs of $10 per ounce sold (2019 - $3 gain).
Sustaining capital expenditures for the first quarter 2020 of $5.6 million included capital spares of $1.9 million, mobile equipment and resource development of $0.4 million each, and various other sustaining capital expenditures of $2.9 million. Non-sustaining capital expenditures of $26.3 million included capitalized stripping of $19.0 million, tailings liners and dams of $4.8 million, mill upgrade of $1.8 million and mobile equipment of $0.7 million.
Outlook
The Company has lowered Essakane's 2020 attributable production guidance to the range of 350,000 to 370,000 ounces from 365,000 to 385,000 ounces reflecting the expected operational impact of measures taken to mitigate any health risks arising from the global COVID-19 crisis. The mine has proactively undertaken several COVID-19 related risk mitigation measures to limit the level of interaction within the workforce so that operations can continue. A lower than optimum capacity is expected in the second quarter. Capital expenditures are expected to be approximately $120 million, comprising $40 million of sustaining capital

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

expenditures and $80 million of non-sustaining capital expenditures. The non-sustaining capital expenditures of $80 million reflect a decrease of $20 million primarily due to lower volumes of capitalized stripping and a deferral of spend into 2021.
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended March 31,
	2020	2019
Mine operating statistics
Ore mined (000s t)	2,234	4,058
Waste mined (000s t)	13,627	13,358
Total material mined (000s t)	15,861	17,416
Strip ratio[1]	6.1	3.3
Ore milled (000s t)	2,905	3,107
Head grade (g/t)	0.77	0.74
Recovery (%)	94	97
Gold production - (000s oz)	67	72
Attributable gold production - 95% (000s oz)	64	68
Gold sales - (000s oz)	66	71

Performance measures
Average realized gold price[2] ($/oz)	$1,605	$1,306
Cost of sales[3] ($/oz)	$1,114	$889
Cash costs[2] excluding royalties ($/oz)	$948	$826
Royalties ($/oz)	$94	$75
Total cash costs[2] ($/oz)	$1,042	$901
All-in sustaining costs[2] ($/oz)	$1,248	$1,064

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the 5% non-controlling interest).

Attributable gold production for the first quarter 2020 was lower by 6% compared to the same prior year period as ore feed was supplemented from lower grade ore stockpiles and higher grade mill pebbles as the mining activity focused on pushbacks on the Rosebel concession and opening up access to the Saramacca pit. The development of future ore access resulted in lower ore mined compared to the same prior year period. Included in the mill feed were marginal amounts of higher grade ore from the Saramacca deposit.
The carbon-in-column plant continued to perform favourably with 3,000 ounces recovered from tailings in the first quarter 2020, compared to 2,200 ounces in the same prior year period at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.
Construction of the haul road progressed with the road connection completed in the first quarter 2020 and ore from Saramacca was delivered to the Rosebel mill using the substantially completed haul road. Mining activities continued at Saramacca in the first quarter 2020 with the construction of mine site facilities, water management infrastructure, site roads and preparation of waste dumps. Construction of the haul road along with site infrastructure are expected to be completed by the second half of 2020. Deliveries and commissioning of the hauling fleet and other mining equipment continued during the first quarter 2020 in anticipation of the ramp up of Saramacca's mining activities.
Cost of sales per ounce sold for the first quarter 2020 was higher by 25% compared to the same prior year period. This was primarily due to the reduction in sales volume combined with the drawdown of long term stockpiles to supplement ore feed and increased royalties due to higher realized gold prices, partially offset by increased capitalized stripping.
Total cash costs per ounce produced for the first quarter 2020 were higher by 16% compared to the same prior year period primarily due to the reduction in volume produced and the factors noted above. Included in total cash costs for the first quarter 2020 was the impact of realized derivative losses from hedging programs of $9 per ounce produced (2019 - $1 gain).
All-in sustaining costs per ounce sold for the first quarter 2020 were higher by 17% compared to the same prior year period primarily due to higher cost of sales per ounce sold partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs for the first quarter 2020 was the impact of realized derivative losses from hedging programs of $9 per ounce sold (2019 - $1 gain).
Sustaining capital expenditures for the first quarter 2020 of $6.8 million included capital spares of $3.1 million, resource development of $0.8 million, tailings management of $0.7 million, mill equipment of $0.6 million, building upgrades of $0.4 million and various other sustaining capital expenditures of $1.2 million. Non-sustaining capital expenditures of $13.7 million included $8.6 million related to the Saramacca Project and $5.1 million of capitalized stripping.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

Outlook
The Company has increased Rosebel's attributable production guidance in 2020 to the range of 250,000 to 270,000 ounces from 245,000 to 265,000 ounces reflecting the benefits of positive grade reconciliation on the Rosebel concession, despite the expected operational impact of measures taken to mitigate any health risks arising from the global COVID-19 crisis. To mitigate the impact of the global COVID-19 crisis, the mine has proactively undertaken measures to protect employees as they enter and exit the site, and to lower interaction within the workforce, resulting in lower levels of activity and increased costs expected in the second quarter. Capital expenditures are expected to be approximately $115 million, comprising $60 million of sustaining capital expenditures and $55 million of non-sustaining capital expenditures. The sustaining capital expenditures of $60 million reflect a $5 million increase to support additional resource development drilling. The non-sustaining capital expenditures of $55 million reflect a decrease of $5 million due to lower volumes of expansionary capitalized stripping in 2020.
Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended March 31,
	2020	2019
Mine operating statistics
Ore mined (000s t) - Underground	111	88
Ore mined (000s t) - Other Sources	109	—
Ore mined (000s t) - Total	220	88
Ore milled (000s t)	207	107
Head grade (g/t) - Underground	5.77	5.23
Head grade (g/t) - Other Sources	0.92	1.66
Head grade (g/t) - Total	3.47	4.57
Recovery (%)	94	93
Gold production - (000s oz)	22	15
Gold sales - (000s oz)	22	19

Performance measures
Average realized gold price[1] ($/oz)	$1,595	$1,306
Cost of sales[2,3] ($/oz)	$1,162	$1,549
Total cash costs[1] ($/oz)	$1,176	$858
All-in sustaining costs[1] ($/oz)	$1,242	$1,192

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2	Cost of sales, excluding depreciation, as disclosed in note 30 of the Company's consolidated interim financial statements is on an ounce sold basis.

3	Cost of sales per ounce sold does not include the impact of normalization of costs for the first quarter 2020 of $nil (2019 - $610 per ounce).
Westwood was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the global COVID-19 crisis as mining was considered a non-essential business. Subsequently on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. The restart at Westwood was done in accordance with the standards set by the Government of Quebec, the Public Health Directorate and the Commission des normes, de l'équité, de la santé et de la sécurité du travail ("CNESST") to limit the risk of the spread of COVID-19. Ramp-up activities included training employees on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment.
Gold production for the first quarter 2020 was 47% higher than the same prior year period primarily due to higher throughput as mining activities in the prior year period were adversely affected by increased seismic activity in localized areas in the fourth quarter 2018.
In the first quarter 2020, 109,000 tonnes of ore were mined from the Grand Duc satellite deposit (2019 - nil) at a head grade of 0.92 g/t Au (2019 - nil g/t Au). Head grade, excluding marginal ore and ore mined from Grand Duc for the first quarter 2020 was 5.77 g/t Au (2019 - 5.23 g/t Au).
Underground development continued to progress in the first quarter 2020 to open up access to new mining areas with lateral development of approximately 1,305 metres, averaging 14 metres per day. Development at Westwood continues and is expected to increase with a three to four year ramp up to steady state production levels. An updated life of mine plan for Westwood and accompanying National Instrument 43-101 Technical Report are expected by mid-year 2020.
While there was no impact on total cash costs per ounce produced and all-in sustaining costs per ounce sold for the first quarter 2020 related to normalization, the first quarter 2019 included a reduction of $778 per ounce produced and $610 per ounce sold, respectively, for the normalization of costs due to abnormally low production following increased seismic activity in the fourth quarter 2018.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

Cost of sales per ounce sold for the first quarter 2020 were lower by 25% compared to the same prior year period, primarily due to higher sales volume partially offset by increased mining and milling costs due to the mining of Grand Duc.
Total cash costs per ounce produced for the first quarter 2020 were higher by 37% compared to the same prior year period as the prior year costs were normalized by $778 per ounce produced and due to increased mining and milling costs from the mining of Grand Duc, partially offset by higher production volume in the first quarter 2020. Included in total cash costs for the first quarter 2020 was the impact of realized derivative losses from currency hedging programs of $9 per ounce produced (2019 - $2 gain).
All-in sustaining costs per ounce sold for the first quarter 2020 were higher by 4% compared to the same prior year period as the prior year costs were normalized by $610 per ounce sold partially offset by lower sustaining capital expenditures and lower cost of sales per ounce. Included in all-in sustaining costs for the first quarter 2020 was the impact of realized derivative losses from currency hedging programs of $10 per ounce sold (2019 - $2 gain).
Sustaining capital expenditures for the first quarter 2020 of $2.4 million included deferred development of $1.7 million, underground construction of $0.3 million and underground equipment of $0.4 million. Non-sustaining capital expenditures of $2.2 million included deferred development of $1.2 million, development drilling of $0.7 million and underground construction of $0.3 million.
Outlook
The Company has lowered Westwood’s production guidance in 2020 to the range of 85,000 to 100,000 ounces from 90,000 to 110,000 ounces reflecting the government-mandated closure in March and April 2020, and the expected operational impact of measures taken to mitigate any health risks arising from the global COVID-19 crisis. Production for the first half of 2020 is expected to be adversely impacted by the care and maintenance shutdown and subsequent time to ramp back up to full capacity. Capital expenditures are expected to be approximately $40 million, comprising $25 million in sustaining capital expenditures and $15 million in non-sustaining capital expenditures. The decrease of $10 million in non-sustaining capital expenditures reflects a lower volume of deferred development and deferral of non-critical underground construction into 2021.
DISCONTINUED OPERATIONS
Mali – Sadiola Mine (IAMGOLD interest – 41%)
On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited ("AGA"), entered into an agreement to sell their collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million. The transaction remains subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to closing of the transaction, Sadiola will pay a dividend of $15 million pro rata to its shareholders.
As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale.
Mali - Yatela Mine (IAMGOLD interest - 40%)
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, the Company will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.
As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale.
Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).
DEVELOPMENT PROJECTS
Côté Gold Project, Canada
The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd.
As at December 31, 2019, the Côté Gold Project reported (on a 100% basis) proven and probable mineral reserves of 233.0 million tonnes grading 1.0 g/t Au for 7.3 million contained ounces. Measured and indicated resources (inclusive of reserves) totaled 365.5 million tonnes grading 0.9 g/t Au for 10.2 million contained ounces, and inferred resources totaled 189.6 million tonnes grading 0.6 g/t Au for 3.8 million contained ounces (see news release dated February 18, 2020).
During the first quarter 2020, de-risking activities continued at the Côté Gold Project, with project engineering approaching 60% completion. De-risking activities remain within capital expenditure guidance and include detailed engineering of the proposed tailings management facility, updating the resource block model, advancing project permitting, and commencing the first phase of camp construction. In addition, the Company continues to study the potential benefits of incorporating technology, such as mine automation, into the operation. Planned capital expenditures in 2020 to support the activities described above, previously stated at approximately $35 million, have been increased to $45 million to continue progressing the Early Works phase, including site tree clearing, access road development, advancement of the construction camp facilities, and advancing detailed project engineering.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

In addition, the Company completed approximately 4,700 metres of diamond drilling during the quarter focused on evaluating the resource potential of the Gosselin Zone.
Boto Gold Project, Senegal
As at December 31, 2019, the Boto Gold Project reported (on a 100% basis) probable mineral reserves of 29.0 million tonnes grading 1.71 g/t Au for 1.6 million contained ounces. Indicated resources (inclusive of reserves) totaled 40.6 million tonnes grading 1.6 g/t Au for 2.0 million contained ounces, and inferred resources totaled 8.2 million tonnes grading 1.8 g/t Au for 469,000 contained ounces (see news releases dated January 13, 2020 and February 18, 2020).
During the first quarter 2020, the Company announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. The Government of Senegal has waived its right to a paid-in 25% interest, contingent on the receipt of $7 million payable at the commencement of commercial production; as per the provisions of the mining code, the Republic of Senegal is entitled to a 10% free-carried interest in an operating company. The receipt of the mining permit positions the Project for a development decision and eventual production. The Company also announced the results on various project development and operating optimization studies undertaken since the completion of the 2018 Feasibility Study and filed a supporting National Instrument 43-101 Technical Report. The optimized study contemplates an operation that is expected to produce an average of 160,000 ounces of gold per year during the first six years of operations, averaging 130,000 ounces of gold per year at all-in sustaining costs of $842 per ounce sold over a mine life of approximately 11 years. With expected initial capital expenditures of $271 million, the study suggests an after-tax net present value (using a 6% discount rate) of $219 million, using a gold price assumption of $1,350 per ounce and an IRR of 22.6% (see news releases dated October 22, 2018, January 13, 2020, and February 14, 2020).
During the quarter, the Company started planning for the preliminary phase of construction to support a future project development decision, which includes upgrading the required access and developing site infrastructure, supporting field work, and advancing detailed engineering of the plant. Planned capital expenditures in 2020 to support the activities described above, previously stated at approximately $30 million, were reduced to $25 million.
Exploration efforts during the first quarter focused on infill and delineation drilling aimed at resource conversion. Approximately 3,400 metres of diamond and RC drilling was completed during the first quarter.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the first quarter 2020, expenditures for exploration and project studies totaled $10.9 million compared to $13.2 million in the same prior year period, of which $8.4 million was expensed and $2.5 million was capitalized. The Company's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease in total exploration expenditures compared to the same prior year period reflects both mild winter conditions experienced at projects in North America as well as the impact of work restrictions and program curtailments experienced across most projects arising from the global COVID-19 crisis in the latter half of the quarter. During the quarter, drilling activities on active projects and mine sites totaled approximately 59,900 metres.

	Three months ended March 31,
($ millions)	2020	2019
Exploration projects - greenfield	$6.0	$7.6
Exploration projects - brownfield[1]	4.9	5.0
	10.9	12.6
Feasibility and other studies	—	0.6
	$10.9	$13.2

1	Exploration projects - brownfield for the three months ended 2020 and 2019 included near-mine exploration and resource development of $2.5 million and $2.9 million, respectively.
OUTLOOK
The Company revised its 2020 exploration expenditure guidance from $47 million to $52 million, excluding project development activities and studies, to support additional resource development drilling at Rosebel. The 2020 resource development and exploration program includes approximately 190,000 to 210,000 metres of diamond and reverse circulation (“RC”) drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$26	$26
Exploration projects - brownfield[2]	16	10	26
	$16	$36	$52

1	The 2020 planned spending for capitalized expenditures of $16 million is included in the Company's capital spending guidance of $345 million (±5%).

2	Exploration projects - brownfield include planned near-mine exploration and resource development of $16 million.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the first quarter 2020 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
As at December 31, 2019, the Company reported total attributable proven and probable reserves at Essakane, including heap leach reserves, of 112.2 million tonnes grading 1.0 g/t Au for 3.4 million contained ounces. Total attributable measured and indicated mineral resources (inclusive of reserves) totaled 135.6 million tonnes grading 1.0 g/t Au for 4.2 million contained ounces and attributable inferred resources totaled 11.3 million tonnes grading 1.1 g/t Au for 401,000 contained ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable indicated mineral resources totaled 9.4 million tonnes grading 0.9 g/t Au for 262,000 contained ounces and inferred mineral resources totaled 2.6 million tonnes grading 0.9 g/t Au for 77,000 contained ounces (see news release dated February 18, 2020).
During the first quarter 2020, the Company filed a National Instrument 43-101 Technical Report on the Carbon-In-Leach ("CIL") and Heap Leach feasibility study which supported an investment to optimize the mill and increase CIL plant capacity while postponing heap leach operations until the end of CIL operations (see news release dated February 12, 2020).
In addition, the Company completed approximately 1,800 metres of diamond and RC drilling focused on infill and resource development at Essakane Main Zone (“EMZ”) and at Falagountou in an attempt to further define the targeted gold mineralization. Regional exploration drilling focused on resource delineation and expansion at the Tassiri satellite project, located approximately 8 kilometres southwest of the EMZ, where approximately 3,300 metres of RC drilling were completed.
Rosebel, Suriname
As at December 31, 2019, the Company reported total attributable proven and probable reserves at Rosebel, including the Saramacca deposit, of 133.2 million tonnes grading 1.0 g/t Au for 4.4 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 286.7 million tonnes grading 1.0 g/t Au for 8.9 million contained ounces, and attributable inferred resources totaled 68.8 million tonnes grading 0.9 g/t Au for 1.9 million contained ounces (see news release dated February 18, 2020).
The near-mine and regional exploration programs continued to focus on evaluating potential resource expansions in the vicinity of existing operations. During the first quarter 2020, the Company completed approximately 10,600 metres of resource infill development RC drilling at the Saramacca deposit and at the Royal Hill pit on the Rosebel mine concession. In addition, approximately 1,500 metres of diamond drilling was completed to continue exploring and evaluating the resource potential within the Brokolonko concession situated along the general Saramacca trend.
Westwood, Canada
As at December 31, 2019, the Company reported total attributable proven and probable reserves at Westwood of 5.3 million tonnes grading 7.0 g/t Au for 1.2 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 5.1 million tonnes grading 9.0 g/t Au for 1.5 million contained ounces, and attributable inferred resources totaled 6.2 million tonnes grading 8.6 g/t Au for 1.7 million contained ounces (see news release dated February 18, 2020).
During the first quarter 2020, underground excavation totaled 1,305 metres of lateral development. In addition, approximately 3,000 metres of surface and 13,400 metres of underground resource development and geotechnical diamond drilling were completed. The diamond drilling program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined.
Westwood was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the global COVID-19 crisis as mining was considered a non-essential business. Subsequently on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business.
GREENFIELD EXPLORATION PROJECTS
In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the first quarter 2020. Highlights included:
Diakha-Siribaya, Mali
As at December 31, 2019, the Company reported (on a 100% basis) indicated mineral resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 contained ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million contained ounces (see news release dated February 18, 2020).
During the first quarter 2020, exploration activities were focused on exploring selected high priority geochemical and geophysical targets within a 20-kilometre radius of the Diakha deposit.
Karita, Guinea
The Karita Gold Project is wholly owned by IAMGOLD and was acquired in 2017 as a granted exploration permit that covers approximately 100 square kilometres, located in Guinea between the Company's Boto Gold Project in Senegal to the north, and it’s Diakha-Siribaya Gold Project in Mali to the south.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

During the first quarter 2020, exploration efforts focused on preparations and planning for the drilling and field season, including spotting potential camp locations and locating nearby water sources.
Pitangui, Brazil
As at December 31, 2019, the Company reported (on a 100% basis) indicated mineral resources at the São Sebastião deposit of 3.33 million tonnes grading 4.39 g/t Au for 470,000 contained ounces, and inferred resources of 3.56 million tonnes grading 3.78 g/t Au for 433,000 contained ounces (see news release dated February 18, 2020).
During the first quarter 2020, approximately 1,100 metres of diamond drilling were completed to evaluate regional exploration targets located within the approximately 180 square kilometre exploration licenses.
Monster Lake Joint Venture, Canada
The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is operating as a 75:25 earn-in option to joint venture agreement with TomaGold Corporation.
As at December 31, 2019, the Company reported (on a 100% basis) inferred mineral resources of 1.1 million tonnes grading 12.14 g/t Au for 433,300 contained ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 18, 2020).
During the first quarter 2020, the Company completed approximately 1,600 metres of diamond drilling focused on testing the Annie Shear Zone in an effort to extend the mineralization intersected during 2019.
Nelligan Joint Venture, Canada
The Nelligan Gold Project is currently operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc., with the Company holding an option to earn an additional 5% interest. The Project is located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec.
As at December 31, 2019, the Company reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million contained ounces (see news releases dated October 22, 2019 and February 18, 2020).
During the first quarter 2020, the Company completed approximately 5,000 metres of diamond drilling designed to infill and further test the continuity of mineralization associated with the Renard Zone.
Rouyn Option, Canada
In the fourth quarter 2018, the Company entered into an option purchase agreement with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.
During the first quarter 2020, the Company completed approximately 10,500 metres of diamond drilling designed to infill and test lateral extensions of the Lac Gamble zone.
Eastern Borosi Joint Venture, Nicaragua
The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation. The Company currently holds an initial 51% interest in the Project and has exercised its right to enter the second option to earn up to a 70% interest in the Project.
As at December 31, 2019, the Company reported (on a 100% basis) underground inferred mineral resources of 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred mineral resources of 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news releases dated April 3, 2018 and February 18, 2020).
During the first quarter 2020, a deep auger soil sampling program commenced in an area covering the southern portion of the concessions. Approximately 200 samples were collected and submitted for geochemical analyses.
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador.
During the first quarter 2020, INV Metals announced the results of an updated feasibility study supporting the proposed development of an underground mine with anticipated average annual production of 203,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 28.3%, after-tax payback period of 2.4 years, and an after-tax net present value of $454 million using a gold price assumption of $1,400 per ounce (see INV Metals' news release dated March 31, 2020).
For the remainder of 2020, INV Metals plans to focus on permitting efforts for Loma Larga, primarily on obtaining the key environmental permits, along with an Investment Protection Agreement, to allow for its Board of Directors to make a development decision (see INV Metals' news release dated March 31, 2020).

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

QUARTERLY FINANCIAL REVIEW

	2020	2019				2018
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$274.5	$293.4	$274.4	$246.5	$251.0	$274.3	$244.8	$277.4
Net loss from continuing operations[1]	$(32.9)	$(291.1)	$(8.4)	$(18.5)	$(40.7)	$(37.3)	$(12.7)	$(15.4)
Net earnings (loss) from discontinued operations	$—	$(50.1)	$7.2	$4.2	$(0.6)	$4.7	$3.7	$(8.8)
Net loss attributable to equity holders of IAMGOLD	$(34.4)	$(353.9)	$(3.0)	$(14.4)	$(41.3)	$(34.8)	$(9.5)	$(26.2)
Basic and diluted loss attributable to equity holders of IAMGOLD ($/share)	$(0.07)	$(0.76)	$(0.01)	$(0.03)	$(0.09)	$(0.07)	$(0.02)	$(0.06)

1	In the fourth quarter 2019, Net loss from continuing operations was higher primarily due to impairment charges, net of reversal.
FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
As at March 31, 2020, the Company had $802.2 million in cash, cash equivalents and short-term investments. Cash and cash equivalents were $795.0 million and short-term investments were $7.2 million.
As at March 31, 2020, the Company had $27.6 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.
As at March 31, 2020, the Company had C$215.3 million ($152.5 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$16.4 million (down $0.9 million) compared to December 31, 2019.
Working capital as at March 31, 2020, was $942.5 million, down $54.5 million compared to December 31, 2019. The decrease was due to lower current assets ($14.7 million) and higher current liabilities ($39.8 million).
Current assets as at March 31, 2020 were $1,248.3 million, down $14.7 million compared to December 31, 2019. The decrease was primarily due to lower cash and cash equivalents ($35.6 million), partially offset by higher inventories ($19.3 million).
Current liabilities as at March 31, 2020 were $305.8 million up $39.8 million compared to December 31, 2019. The increase was primarily due to higher current portion of derivative liabilities ($25.2 million).

Working Capital	March 31, 2020	December 31, 2019
Working capital[1] ($ millions)	$942.5	$997.0
Current working capital ratio[2]	4.1	4.7

1	Working capital is defined as current assets less current liabilities.

2	Current working capital ratio is defined as current assets divided by current liabilities.
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.
On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant.
On February 26, 2020, the Company further amended its $500 million credit facility with a maturity date of January 31, 2023. These amendments included, among other things, extending $447 million of credit available under the credit facility agreement to a maturity date of January 31, 2024. The Company was in compliance with its credit facility covenants as at March 31, 2020.
As at March 31, 2020, the Company had letters of credit in the amount of $0.4 million issued under the credit facility, to guarantee certain environmental indemnities.
On January 15, 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks and received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.
CONTRACTUAL OBLIGATIONS
Contractual obligations as at March 31, 2020 were $810.0 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.
CASH FLOW

	Three months ended March 31,
($ millions)	2020	2019
Net cash from (used in) per consolidated financial statements:
Operating activities	$44.0	$8.8
Investing activities	(64.1)	(32.9)
Financing activities	(7.3)	(2.2)
Effects of exchange rate fluctuation on cash and cash equivalents	(8.2)	0.4
Increase (decrease) in cash and cash equivalents	(35.6)	(25.9)
Cash and cash equivalents, beginning of the period	830.6	615.1
Cash and cash equivalents, end of the period	$795.0	$589.2
OPERATING ACTIVITIES
Net cash from operating activities for the first quarter 2020 was $44.0 million, up $35.2 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($35.3 million).
INVESTING ACTIVITIES
Net cash used in investing activities for the first quarter 2020 was $64.1 million, up $31.2 million from the same prior year period. The increase was primarily due to the disposal of short-term investments ($34.3 million) in the first quarter 2019.
FINANCING ACTIVITIES
Net cash used in financing activities for the first quarter 2020 was $7.3 million, up $5.1 million from the same prior year period. The increase was primarily due to higher payments on lease obligations ($2.4 million) and higher repayments on the equipment loan ($1.1 million).
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types of hedging structures that can be executed. The Company also establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including selling a portion of its gold in euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•
the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•
the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

•
the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;

•
the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;

•
the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.

SUMMARY OF HEDGE PORTFOLIO
At March 31, 2020, the Company’s outstanding hedge derivative contracts were as follows:

	2020	2021	2022	2023
Foreign Currency[1]
Canadian dollar contracts (millions of C$)	191	252	210	120
Rate range[2] ($/C$)	1.30 - 1.40	1.30 - 1.47	1.30 - 1.48	1.30 - 1.46
Hedge ratio	87%	81%	65%	36%

Commodities[1,3]
Brent oil contracts (barrels)[4]	432	588	520	170
Contract price range ($/barrel of crude oil)	50 - 65	54 - 65	50 - 65	50 - 65
Hedge ratio	77%	81%	75%	25%

WTI oil contracts (barrels)[4]	366	456	450	348
Contract price range ($/barrel of crude oil)	43 - 60	46 - 62	45 - 62	47 - 60
Hedge ratio	92%	72%	75%	51%

1	The Company acted on its financial risk mitigation strategies by executing currency hedges and fuel hedges due to favourable market conditions relative to internal planning rates.

2
The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2020 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

3
The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

4	Quantities of barrels are in thousands.
RELATED PARTY TRANSACTIONS

	Three months ended March 31,
	2020	2019
Sadiola Sulphide Project (LIBOR plus 2%)
Balance, beginning of the period	$—	$14.0
Balance, end of the period	$—	$14.0
The Company has an interest bearing loan receivable from Sadiola at LIBOR plus 2% for the Sadiola Sulphide Project. The loan was extended in the fourth quarter 2016 and is to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow. The Company reduced the carrying amount of the loan by $10.9 million in 2018 due to a decrease in the fair value of collateral. The outstanding loan balance of $10.0 million as at March 31, 2020 (December 31, 2019 - $10.0 million) was reclassified to assets held for sale as at December 31, 2019.
Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	March 31, 2020	May 1, 2020
Common shares	470.9	470.9
Share options	5.8	5.8

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2019 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2019 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2019 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2019 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the first quarter 2020 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 4 of the Company's audited annual consolidated financial statements for the year ended December 31, 2019.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
ADOPTION OF NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. This section describes the principal risks and uncertainties that had an adverse effect on the Company's business, financial condition and/or results of operations during the first quarter 2020 and that are reasonably likely to affect them in the future.
GLOBAL COVID-19 CRISIS
The current global uncertainty with respect to the spread of COVID-19 continues to affect the Company’s operations. While the precise impact continues to evolve, the adverse effect on the Company could be significant in future periods and, management continues to assess the impact the global COVID-19 crisis has had and could have on its employees and the communities where the Company operates and all other aspects of its operations.
The Company believes it may be affected by the following risks related to the global COVID-19 crisis:
Operations in affected regions
The Company has been closely monitoring the impact of the global COVID-19 crisis on its operations, development projects and exploration activities. As part of its risk management activities, the Company has formed Crisis Committees comprised of senior management representatives with expertise in health and safety, operations, supply chain, legal, human resources, finance and communications at its operations and corporate offices with overall responsibility for managing COVID-19 response planning and execution.
The Company is committed to Zero Harm in every aspect of its business. There can be no assurance, however, that the Company’s personnel will not be impacted by regional disease outbreaks. As a result of global COVID-19 crisis, the Company could see a decrease in workforce productivity and the Company could incur increased medical costs.
As part of its COVID-19 Response Plan, the Company is focusing on the health and safety of all its employees, contractors and local communities. The Company continues to monitor advice and regulations from the World Health Organization, Canadian and foreign governments in locations where the Company operates, and adjusts measures as appropriate, while also taking into account the concerns of employees and local communities.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

The Company has taken a number of proactive measures to prevent and/or contain the spread of COVID-19 and to ensure the safety of the employees, contractors, communities and other stakeholders. Extensive preventative measures have already been implemented at the Company’s operations, which include enhanced disinfection protocols, eliminating large group gatherings, enforcing physical distancing, reducing commuter bus occupancy, screening contractors and external visitors, and requiring employees with symptoms to not come to work and to self-isolate. International travel has been limited to essential personnel only. The Corporate offices in Toronto and Longueuil have been temporarily closed pursuant to government directive and work-from-home protocols have been developed, where possible.
In light of the current health risks, the Company has taken proactive actions to support local governments in Suriname, Burkina Faso, Senegal and Mali in their efforts to contain the spread of the virus by committing to provide, among other things, personal protective equipment, masks, ventilators and testing kits.
Supply chain delays and disruptions
The impact of COVID-19 on the supply chain is still evolving, and in particular its impact on the mining industry. The magnitude of disruptions could increase as the time to recovery lengthens, and the combined effect of plant closures and supply shortages across the extended supply network could lead to supply chain disruption. Limited transportation capacity, lack of personnel mobility, traffic restrictions, expedited freight costs, potential payment premiums and the implementation of alternative sourcing strategies could result in increased input costs during the remainder of 2020.
The Company has a geographically diversified supply chain. There are alternative sources identified for a number of key commodities and critical parts, and the inventory strategy includes contingency planning in the event of supply chain disruption. In addition, the Company has built strong relationships with key suppliers and has processes in place that provide visibility across the annual plans and consumption forecasts, in an effort to maintain optimal inventory levels on site.
The Company has identified key direct suppliers and is actively monitoring their ability to meet the sites’ supply requirements and potential risks. As part of the business continuity plans, active communication channels have been implemented with key suppliers and alternative plans have been identified, to reduce risk, where possible. Nevertheless, any prolonged disruption to supply chain could have a material adverse effect on the Company’s business, financial condition and/or results of operations.
Gold shipment and refining disruptions
Due to global COVID-19 travel restrictions, including commercial airline flight suspensions, there are logistical risks associated with the shipment of gold from the sites. COVID-19 imposed government lockdowns have resulted in the suspension of operations for some of the refineries or a reduction in operating hours and procedures. The Company is assessing alternative refining and shipping options, and enhancing security measures for gold inventory on site. Any disruption in the ability of the Company to ship gold from its sites could have a material adverse effect on the Company’s business, financial condition and/or results of operations.
Labour
The COVID-19 crisis has impacted workforce mobility and the availability of talent and expertise, due to the health and safety provisions required to maintain a healthy and productive workforce. In addition, various jurisdictional lockdowns are causing fewer workers to be accessible, with negative impact on the Company’s operations. At the Company’s operating sites, there is ongoing effort and dialogue with labour union leadership to ensure the measures that are being considered and/or adopted are mutually supported (such as employee rotation, scheduling, confinement and quarantine).
Although the Company has scaled back on some of its operations as a control measure to reduce the potential spread of COVID-19 among employees and contractors, there have been no material workforce reductions to date. Therefore, it is difficult to assess the impact of a prolonged crisis on headcount. The Company had adopted a temporary layoff with pay at the Westwood mine, when it was in care and maintenance. The Company has developed a number of measures to manage staffing needs, such as a plan for expatriate travel, identification and maintaining essential personnel on site, re-assessed and/or modified employee work rotation timeframes, return to work protocols, incentive plans, and other measures to ensure the health and productivity of employees.
Short term closure and shutdowns
The Company’s mines in Suriname and Burkina Faso continue to operate, however, at less than full capacity due to the absence of certain members of the workforce for quarantine or preventative purposes. The Rosebel mine in Suriname and the Essakane mine in Burkina Faso were moved into self-confinement on March 22, 2020 and March 24, 2020, respectively, to better protect employees and communities, and to support the continuity of these operations. On April 8, 2020, the Essakane mine was subsequently placed under administrative quarantine by the Government of Burkina Faso thereby, requiring government approval for movement of personnel to and from the site. The Company's Westwood Gold Mine in Canada was placed on care and maintenance on March 25, 2020 as directed by the Government of Quebec in response to the COVID-19 crisis as mining was considered a non-essential business. Subsequently on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business.
The short-term cessation of mining at Westwood and the scaling back of operations at Rosebel and Essakane could negatively impact the Company’s 2020 production guidance. The Company has developed detailed business recovery and restart plans and the sites are well-positioned to quickly adjust mining operations, as needed. Nonetheless, any further or more restrictive shut down could result in significant decrease in production.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

Social unrest due to economic downturn
To minimize a significant rise in the COVID-19 infection rate in the country, the Government of Burkina Faso has declared a national emergency and could potentially postpone the presidential election expected in November 2020. These actions could result in civil unrest. At the same time, terrorism risks continue to remain high despite military operations conducted in the Sahel region by the French military and other forces. Kidnapping and attack risks continue to remain high in northern, central, and eastern Burkina Faso.
For all African countries, prolonged confinement or restriction of movement imposed by the respective governments in their fight against COVID-19 could adversely impact the economic conditions of vulnerable communities which could lead to social unrest.
In Suriname, the risk of protests is likely to remain elevated, particularly as there is general dissatisfaction in the country with respect to matters involving loss of foreign currency reserves at the Central Bank of Suriname in January 2020.
Impact of government regulation
As a result of the COVID-19 crisis, the Company’s operations, projects and exploration activities have been and are currently subject to government-mandated restrictions and shutdowns. Strict travel restrictions implemented by governments, as well as quarantine, isolation and physical distancing requirements, have had a negative impact on workforce mobility and, as a consequence, in some cases, on productivity. It is difficult to predict the future political, social and economic impact to the countries in which the Company operates, and the impact that government decisions may have on its business. In March, the Government of Burkina Faso closed its air and land borders, and banned public transport nationwide, including buses. The Government of Suriname has closed all ports of entry, including airports, border ferry crossings, and land borders.
In addition, although the Company’s foreign operations are governed by mineral agreements with local governments that establish the terms and conditions under which the Company's affairs are conducted, the COVID-19 crisis is expected to increase political and regulatory uncertainty in the countries where the Company operates. In Suriname, in an effort to support the local currency and to control inflation, a new law was passed on March 23, 2020 requiring exporters to repatriate 60% of their foreign sales, establishing a government-mandated exchange rate and requiring that all foreign currency transactions go through the Central Bank. The law has been challenged by the local businesses and the banking community. The new law has not had a significant negative impact on the Company at the moment, though key aspects need to be clarified and revised.
Business continuity, management contingency and emergency succession plans
The Company has prepared detailed business continuity plans in case a reduction or cessation of operations becomes necessary or desirable, and scenarios related to different production capacity / levels (such as tonnes mined, ounces produced), people and equipment required, as well as required support functions and services (such as Power Supply, Maintenance, Supply Chain, Security, IT, Transportation, Finance and General services) have been developed for different time frames and impacts of the pandemic. The COVID-19 crisis has also prompted the Company’s operating sites to consider and assess the option for care and maintenance due to government regulations or health and safety reasons.
Contingency management teams are in place at all the Company’s sites and extensive communications have been provided to employees to ensure the continuous awareness and protection of the workforce. At the same time, recovery plans have been developed to position the Company to safely and efficiently ramp up operations in a timely manner, after the restrictions are lifted.
Given the unforeseen conditions resulting from COVID-19 crises, there can be no assurance that the Company’s response and business continuity plans will be effective in managing the crises that changing conditions could result in a material adverse effect on the Company's business, financial condition and/or results of operations.
Impact of volatility in the capital markets, including access to capital
The outbreak of COVID-19 has caused considerable disruption to the world economy and financial and metals markets. The continued global spread of COVID-19 has resulted in increased gold price volatility and disruption to financial markets, impacting interest rates, credit ratings, credit risk, inflation, business, financial conditions and other factors relevant to the Company.
The Company’s ability to fund ongoing operations, exploration activities and projects is affected by the availability of financing. Due to market uncertainty, the Company may be unable to raise additional funding for future activities, or such financing may not be available on favourable terms. The inability to raise additional funds, could have a material adverse effect on the Company’s business, financial condition and/or results of operations.
Adequacy of insurance coverage
Standard business insurance policies are designed and priced to cover standard risks and therefore may not provide coverage over the effects of the COVID-19 crisis. However, certain liabilities and circumstances may be covered by the current insurance policies. Any potential COVID-19 claim will be reviewed against specific insurance policies on a case-by-case basis under advisement by the Company’s insurance brokers.
The Company is also in process of assessing the coverage of the traveller’s insurance, medical evacuation for expatriates and other employee related claims, where applicable.
Cost increase
The COVID-19 pandemic may cause higher operating and capital costs due to containment efforts such as building quarantine rooms, limitations on mobility of people, disruption to the supply chain and increase in demand for financial support and aid from host governments. Higher operating costs combined with a decrease in workforce productivity, lower production outputs and in

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

some cases, temporary cessation of mining operations, could have a material adverse effect on the Company’s business, financial condition and/or results of operations.
Cyber security threats
As a result of COVID-19 crises, the Company had to adapt to the rapidly evolving IT security requirements including transitioning employees to work-from-home, where possible. The Company has experienced a spike in phishing, malicious spams and emails. Cybercriminals are exploiting users and technology to access passwords, networks and data and, capitalizing on popular trends to tempt users into unsafe online behaviour such as creation of COVID-19 related fraudulent websites.
Protection against cyber security incidents, cloud security and security of all of the Company’s IT systems are critical to the operations of the Company. The Company is taking proactive steps by enhancing the detection and alerting capabilities, deployment of more sophisticated malware protection tools and ongoing cyber communications to employees. However, a cyber security incident resulting in a security breach or a failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, which could materially impact the Company’s business or reputation.
RISKS GENERALLY
The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. This section describes the principal risks and uncertainties that had an adverse effect on the Company’s business, financial condition and/or results of operations during the first quarter 2020 and that are reasonably likely to affect them in the future. For a comprehensive discussion of these and other risks at any time faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended March 31,
($/oz of gold)	2020	2019
Average realized gold price[1]	$1,603	$1,308
Total cash costs[2,3]	993	888
Gold margin	$610	$420

1	Refer to page 26 for calculation.

2	Refer to page 28 for calculation.

3	Consists of Essakane, Rosebel and Westwood on an attributable basis.

__________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended March 31,
($ millions, except where noted)	2020	2019
Net cash from operating activities	$44.0	$8.8
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	8.0	4.8
Inventories and non-current ore stockpiles	9.7	1.9
Accounts payable and accrued liabilities	11.1	18.3
Net cash from operating activities before changes in working capital	$72.8	$33.8

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended March 31,
($ millions, except where noted)	2020	2019
Continuing operations
Revenues	$274.5	$251.0
By-product credit and other revenues	(1.1)	(0.3)
Revenues	$273.4	$250.7
Sales (000s oz)	171	192
Average realized gold price per ounce[1,2] ($/oz)	$1,603	$1,308

1	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

2	Average realized gold price per ounce sold, consists of Essakane, Rosebel and Westwood on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.
The following table provides a reconciliation of loss before income taxes and non-controlling interests as per the Consolidated statements of earnings (loss), to adjusted net loss attributable to equity holders of IAMGOLD.

	Three months ended March 31,
($ millions, except where noted)	2020	2019
Loss from continuing operations before income taxes and non-controlling interests	$(29.3)	$(39.3)
Adjusting items:
Impairment charge	—	12.5
Adjustment to depreciation and write-down of assets	0.5	5.4
Restructuring costs	—	3.2
Changes in estimates of asset retirement obligations at closed sites	—	2.2
Unrealized (gain) loss on non-hedge derivatives and warrants	30.0	(5.7)
Normalization of costs at Westwood, including depreciation	—	16.3
Foreign exchange loss and other	4.9	3.3
	35.4	37.2
Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	6.1	(2.1)
Income taxes	(3.6)	(1.4)
Tax on foreign exchange translation of deferred income tax balances	0.2	0.7
Tax impact of adjusting items	(6.1)	(4.1)
Non-controlling interests	(1.5)	—
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD	$(4.9)	$(6.9)
Adjusted net loss from continuing operations attributable to equity holders of IAMGOLD ($/share)	$(0.01)	$(0.01)
Including discontinued operations:
Net loss from discontinued operations attributable to equity holders of IAMGOLD, net of tax	$—	$(0.6)
Adjusted items:
Loss on investment in Yatela	—	5.3
	$—	$4.7
Adjusted net loss including discontinued operations attributable to equity holders of IAMGOLD	$(4.9)	$(2.2)
Adjusted net loss including discontinued operations attributable to equity holders of IAMGOLD ($/share)	$(0.01)	$—
Basic weighted average number of common shares outstanding (millions)	470.1	467.6
After adjusting reported net loss for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net loss attributable to equity holders of IAMGOLD in the first quarter 2020 of $4.9 million.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended March 31,
($ millions, except where noted)	2020	2019
Continuing operations
Cost of sales[1], excluding depreciation expense	$179.2	$183.3
Adjust for:
By-product credit, excluded from cost of sales	(1.1)	(0.3)
Stock movement	7.7	(1.0)
Normalization of costs	—	(11.3)
Other mining costs	(5.1)	(5.3)
Cost attributed to non-controlling interests[2]	(12.0)	(12.1)
	(10.5)	(30.0)

Total cash costs[4]	$168.7	$153.3
Total attributable gold production (000s oz)	170	173
Total cash costs[3,4] ($/oz)	$993	$888

1	As per note 30 of the Company’s consolidated interim financial statements.

2	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

3	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

4	Consists of Essakane, Rosebel and Westwood on an attributable basis.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020

ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including sustaining capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended March 31,
($ millions, attributable, except where noted)	2020	2019
AISC
Cost of sales[1], excluding depreciation expense	$167.5	$171.0
Sustaining capital expenditures[1]	14.0	24.4
Sustaining lease principal payments	1.5	0.8
By-product credit, excluded from cost of sales	(1.1)	(0.3)
Corporate general and administrative costs[2]	11.6	9.4
Environmental rehabilitation accretion and depreciation	2.2	2.2
Normalization of costs	—	(11.3)
	$195.7	$196.2

Attributable gold sales (000s oz)	159	178
AISC[3,4] ($/oz)	$1,230	$1,103
AISC excluding by-product credit[3,4] ($/oz)	$1,237	$1,105

1
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 30 of the consolidated interim financial statements for cost of sales of total gold mines, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 10 for 2020 sustaining capital expenditures, on a 100% basis.

2	Corporate general and administrative costs exclude depreciation expense.

3	Consists of Essakane, Rosebel and Westwood on an attributable basis.

4	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – MARCH 31, 2020